February 18, 2025

Mohammed Saif Zaveri
President
Blackwell 3D Construction Corp.
706-12 Bayswater Bay By Omniyat
Business Bay, Dubai 00000
United Arab Emirates

       Re: Blackwell 3D Construction Corp.
           Registration Statement on Form 10
           Filed November 20, 2024
           File No. 000-54452
Dear Mohammed Saif Zaveri:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Jessica M. Lockett